RECEIVED

2007 FEB 27 A 8:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021375

Our reference BB/jcd
Date February 5, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed explanatory note to the amendment of the articles of association of Rabobank Nederland, press releases from the period January 2007(not applicable) and the Pricing Supplements of January 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED

MAR 0 2 2007

THOMSON FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

EXPLANATORY NOTE

to the amendment of the articles of association of

COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

The Annual General Meeting of Rabobank Nederland resolved on the 15th of June 2006 to amend the articles of association of Rabobank Nederland.

The amendment of the articles of association is due as a direct result of the entry into force of the new Financial Supervision Act on the 1st of January 2007.
The most important and subsequently material change is that Rabobank Nederland is authorised to supervise the conduct of its member banks within the scope of the Financial Supervision Act. Condition precedent is that Rabobank Nederland amends its articles of association in such a way that Rabobank Nederland is empowered to enforce compliance by the member banks with the Financial Supervision Act or legislation pursuant to this act and may represent the member banks vis-à-vis the supervisor. In order to facilitate this, the articles 3 paragraph 1 sub e, 14 paragraph 1 sub d and w, 27 paragraph 1 sub a and b, 27 paragraph 2 and 49 paragraph 2 of the articles of association have been amended.
Some minor amendments in the articles of association are a result of immaterial changes in terminology in the Financial Supervision Act (see articles 1 sub n, 14 paragraph 1 sub r and 60), some are a result of the influence of the Dutch corporate governance code (see articles 42 paragraph 1 and 2 and 20 sub k) and last but not least some amendments are to be considered as clarifications (see articles 1 sub b, 3 paragraph 1 sub f, 5 sub h, 14 paragraph 1 sub e and k, 15 paragraph 4, 17 paragraph 1 and 2, 24 paragraph 1, 43 paragraph 6, 49 paragraph 3 and 50 paragraph 1 sub b).

With the Financial Supervision Act entering into force on the 1st of January 2007, the amendment of the articles of association of Rabobank Nederland is implemented on the 2nd of January 2007.

January 2007

Rabobank Nederland
Legal Affairs Corporate

PO Box 17100
3500 HG Utrecht
The Netherlands

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1528A
TRANCHE NO: 5
NOK 500,000,000 3.50 per cent. Notes 2007 due 2011

(to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 September 2006)

Issue Price: 97.385 per cent.

Deutsche Bank

Rabobank International

The date of these Final Terms is 16 January 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,00 dated 21 November 2005. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006 and the Supplemental Offering Circular dated 30 October 2006 (together, the "**2006 Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Conditions and the 2006 Offering Circular. The Conditions and the 2006 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1528A
	(ii)	Tranche Number:	5
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,900,000,000
	(ii)	Tranche:	NOK 500,000,000 (to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 September 2006 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
5	Issue Price:		97.385 per cent. of the Aggregate Nominal

			Amount
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	18 January 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 January 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 January in each year commencing on 18 January 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	NOK 350 per NOK 10,000 in nominal amount and NOK 1,750 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	*Each Interest Payment Date*
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note:	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note which is exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 September 2006, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Oslo, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Combined management and underwriting commission of 0.25 per cent. and selling commission of 1.625 per cent., in each case of the Aggregate Nominal Amount
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	For the purposes of this issue of Notes only and not for any other Tranche or Series under the programme, the paragraph in the 2006 Offering Circular under "Plan of Distribution – European Economic Area" shall be replaced with the following: In relation to each Member State of the

European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), in the period beginning on the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, and ending on the date specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of

at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(e) at any time if the denomination per Note being offered amounts to at least €50,000; or

(f) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in	Not Applicable

accordance with Condition 14(a):

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.121040, producing a sum of (for Notes not denominated in Euro):	Euro 60,520,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i) Listing: Luxembourg

(ii) Admission to Trading: Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from18 January 2007.

The Notes are to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 September 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.

(iii) Estimate of total expenses related to admission to trading: Euro 400

2 RATING

Rating: The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**"), and by Fitch Ratings Ltd. ("**Fitch**"), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the *Komisja Papierów Wartosciowych I Glied* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 477,425,000
(iii)	Estimated total expenses:	NOK 9,500,000 (Comprising NOK 125,000 NOK Managers' expenses and NOK 9,375,000 selling concession and combined management and underwriting commission)

6 YIELD

Indication of yield:	4.224 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0281707264 XS0240329739
(ii)	(a) Temporary Common Code: (b) Common Code:	028170726024032973
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable

Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time *limit for paying* up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Signed on behalf of the Issuer:

By:
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1689A

TRANCHE NO.: 1

EUR 3,000,000,000 4.25 per cent. Fixed Rate Notes 2007 due 16 January 2017 (the "Notes")

Issue Price: 99.936 per cent.

Citigroup **Rabobank International**

UBS Investment Bank

The date of these Final Terms is 12 January 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the Offering Circular Supplement dated 30 October 2006 (together, the "**Offering Circular**") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1689A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 3,000,000,000
	(ii) Tranche:	EUR 3,000,000,000
5	Issue Price:	99.936 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000
7	(i) Issue Date:	16 January 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	16 January 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	4.25 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	16 January in each year commencing on 16 January 2008 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	EUR 42.50 per EUR 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual- ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for	

	taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding

		Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Citigroup Global Markets Limited** Citigroup Centre Canada Square London E14 5LB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Citigroup Global Markets Limited
	(iii)	Managers' Commission:	0.15 per cent. of the Aggregate Nominal Amount
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules

39	Additional selling restrictions:	The European Economic Area Selling Restriction in the Offering Circular on pages 148 to 149 shall be amended by adding the following: "For the avoidance of doubt, in relation to each Relevant Member State (other than The Netherlands, Belgium, Luxembourg, Germany, Austria and Italy), each Dealer represents and agrees that it has not made and will not make an offer of Notes to investors for a total consideration of less than EUR 50,000"
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised.

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 16 January 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 7,500

2 Ratings

Rating:	Not Applicable

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg,*Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the *Komisja Papierów Wartościowych i Giełd* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 2,993,580,000
(iii)	Estimated total expenses:	EUR 4,500,000 (comprising Managers' Commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	4.258 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0282445336
(ii)	Common Code:	028244533
(iii)	Fondscode:	15951
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank	Not Applicable

International))

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme.
Due from seven days to perpetuity

SERIES NO: 1684A
TRANCHE NO: 1
USD 10,000,000 Callable Range Accrual Notes 2007 due 8 January 2017

Issue Price: 100.00 per cent.

HSBC

The date of these Final Terms is 4 January, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular') which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1684A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD10,000,000
	(ii)	Tranche:	USD10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	8 January 2007
	(ii)	Interest Commencement Date *(if different from the Issue Date)*:	Not Applicable
8	Maturity Date:		8 January 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)

11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	8 January, 8 April, 8 July and 8 October in each year, commencing on 8 April 2007 up to and including the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	London and New York
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	In respect of each Interest Period, the Interest Rate will be determined by the Calculation Agent in accordance with the following formula: 6.67 per cent. * N/D where: **N** means the number of calendar days in the relevant Interest Period where the Reference Rate is within the Accrual Range. **D** means the total number of calendar days in the relevant Interest Period **Accrual Range** means greater than or equal to 0.00 per cent. per annum and less than or equal to 8.00 per cent. per annum

Calculation Agent means:
HSBC France
103, avenue des Champs Elysées
75008 Paris
France

Reference Rate *means* USD-LIBOR-BBA and whereby **USD-LIBOR-BBA** means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on Reuters Page LIBOR01 as of 11:00am, London time, on each calendar day in the Interest Period.
If such rate does not appear on Reuters Page LIBOR01 the rate for that calendar day will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option.

The Reference Rate for any day during the Interest Period which is not a London and New York business day shall be the Reference Rate of the immediately preceding London and New York business day.

The Reference Rate as determined by the Calculation Agent on the date which is five (5) London and New York business days prior to each Specified Interest Payment Date will be the Reference Rate applicable to each calendar day from that date and up to and excluding such Specified Interest Payment Date.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	*Party responsible for* calculating the Rate(s) of Interest and Interest Amount(s) (if not the *Calculation Agent):*	*HSBC France*
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
-	Floating Rate Option:	USD-LIBOR-BBA
-	Designated Maturity:	3 Months
-	Reset Date:	Each calendar day in the Interest Period
-	ISDA Definitions: (if different from those set out in the Conditions)	As set out under item 17(v)
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable

(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out under item 17(v)

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	8 July and 8 January in each year commencing on 8 July 2007 and ending on 8 July 2016
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD100,000 *per Note of* USD 100,000 Specified Denomination
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	***Put Option***		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD100,000 per Note of USD 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) *Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):*	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	*Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:*	London and New York, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.756345, producing a sum of (for Notes not denominated in Euro):	Euro 7,563,450
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	(Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	ISIN Code:	XS0280906412
(ii)	Common Code:	028090641
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional	Not Applicable

Paying/ Delivery Agent(s) (if any):

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	HSBC France 103, avenue des Champs Elysees 75008 Paris France

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1679A
TRANCHE NO: 1
EUR 14,000,000 Zero Coupon Notes 2007 due 5 January 2016

Issue Price: 70.594 per cent.

The date of these Final Terms is 3 January 2007

Fortis Bank

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1679A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 14,000,000
	(ii)	Tranche:	EUR 14,000,000
5	Issue Price:		70.594 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	5 January 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		5 January 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of	Not Applicable

Notes obtained:

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	3.945 per cent. per annum
	(ii)	Reference Price:	The outstanding Nominal Amount
	(iii)	Day Count Fraction (Condition 1(a)):	Act/360
	(iv)	Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition	Not Applicable

		10(f)):	
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Fortis Bank nv-sa Montagne du Parc, 3 B-1000 Brussels Belgium
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	*In the case of Notes listed on* Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3. Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

5. Operational information

(i)	ISIN Code:	XS0280489120
(ii)	Common Code:	028048912
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Fortis Bank nv-sa Montagne du Parc, 3 B-1000 Brussels Belgium

Van:	Biemond, RCP (Richard)
Verzonden:	donderdag 4 januari 2007 13:24
Aan:	Cremers, JLM (Loek)
CC:	Danhof, JC (Jan); Both, C (Camiel)
Onderwerp:	Vragen van Eugen
Bijlagen:	Pagina's van l_17720060630nl00010200.pdf

Loek,

Eugen had nog een aantal vragen over het CA rapport waarbij niets is ingevuld. Dit komt omdat we uit zijn gegaan van het huidige toetsingsvermogen.

Eugen's vragen zijn de volgende die je mogelijk met Eugen dinsdag kunt kortsluiten/ toelichten:

1.2.1.7	**IRB Provision excess**	*Article 63 para. (3) of Directive 2006/48/EC.*
1.3.8	**(-) IRB Provision shortfall and IRB equity expected loss amounts**	*Article 57 sentence 2 lit. (q) of Directive 2006/48/EC.*

1.8	**MEMORANDUM ITEMS:**	
1.8.1	***IRB provision excess (+) / shortfall (-)***	=1.8.1.1+1.8.1.2
1.8.1.1	*Amount of provisions for IRB*	Value adjustments and provisions related to the exposures mentioned in Annex VII Part 1 point 36 of Directive 2006/48/EC
1.8.1.1*	*Of which: General provision / Collective impairment*	
1.8.1.1**	*Of which: Specific provision / Individual Impairment*	
1.8.1.1***	*Of which: Credit revaluation reserves*	
1.8.1.2	*(-) IRB measurement of expected losses*	Expected loss amounts calculated in accordance with Annex VII Part 1 points 30, 31 and 35 of Directive 2006/48/EC as mentioned in Annex VII Part 1 point 36 of Directive 2006/48/EC

1.2.1.7 en 1.3.8 is denk ik in wezen de uitkomst van 1.8.1.

Dit betreft "**1.2.1.7 IRB provision excess'**

3. Bij kredietinstellingen die de risicogewogen posten op basis van afdeling 3, onderafdeling 2, berekenen {=IRB], kunnen de positieve
bedragen die de uitkomst zijn van de berekening op basis van bijlage VII, deel 1, punt 36, tot maximaal 0,6 % van de risicogewogen posten zoals berekend op basis van onderafdeling 2, worden aanvaard als andere bestanddelen. Bij deze kredietinstellingen worden waardecorrecties en voorzieningen in de berekening als bedoeld in bijlage VII, afdeling 3, deel 1, punt 36, en waardecorrecties en voorzieningen voor vorderingen als bedoeld in artikel 57, onder e), alleen op basis van dit lid opgenomen in het eigen vermogen. Daartoe worden bij de risicogewogen posten niet de posten meegeteld die zijn berekend voor securitisatieposities met een risicogewicht van 1 250 %.

Dit betreft "**1.3.8 IRB provision shortfall"**

q) bij kredietinstellingen die de risicogewogen posten op basis van afdeling 3, onderafdeling 2, berekenen, de negatieve bedragen die de uitkomst zijn van de berekening op basis van bijlage VII, deel 1, punt 36, en de verwachte verliesposten zoals berekend op basis van bijlage VII, deel 1, punten 32 en 33; en

Pagina's van 17720060630nl00.

1.3.7	**(-) Certain securitisation exposures not included in risk-weighted assets**	*Article 57, sentence 2 lit (r) of Directive 2006/48/EC*, unless *Article 66, paragraph 2, sentence 3 of Directive 2006/48/EC* applies.

r) het bedrag aan vorderingen bij securitisatieposities die overeenkomstig bijlage IX, deel 4, een risicogewicht van 1250 % krijgen, zoals berekend op de aldaar aangegeven wijze.

2. De som van de bestanddelen genoemd in artikel 57, onder l) tot en met r), wordt voor de helft in mindering gebracht op de som van de bestanddelen a) tot en met c), verminderd met i) tot en met k), en voor de helft op de som van de bestanddelen d) tot en met h) van dat artikel 57, na toepassing van de in lid 1 van dit artikel bepaalde limieten. Ingeval de helft van de som van de bestanddelen l) tot en met r) meer bedraagt dan de som van de bestanddelen d) tot en met h) van artikel 57, wordt het meerbedrag in mindering gebracht op de som van de bestanddelen a) tot en met c) verminderd met i) tot en met k) van artikel 57. Bestanddelen onder punt r) van artikel 57, worden niet in mindering gebracht indien zij voor de toepassing van artikel 75 zijn meegeteld in de berekening van de risicogewogen posten zoals aangegeven in bijlage IX, deel 4.

MVG

RIchard

1.3.2. PD/LGD-benadering

22. De risicogewogen posten worden berekend volgens de formules in punt 3. Indien kredietinstellingen niet over voldoende informatie beschikken om de in deel 4, punten 44 tot en met 48, vervatte definitie van wanbetaling te gebruiken, worden de risicogewichten vermenigvuldigd met een factor 1,5.

23. Op het niveau van de individuele vordering mag de som van de verwachte verliespost vermenigvuldigd met 12,5 en de risicogewogen post niet hoger zijn dan de waarde van de post vermenigvuldigd met 12,5.

24. Kredietinstellingen kunnen met een niet-volgestorte kredietprotectie voor een positie in aandelen rekening houden volgens de in de artikelen 90 tot en met 93 beschreven methode. In dat geval geldt voor de vordering op de verschaffer van het dekkingsinstrument een LGD van 90 %. Voor posities in niet ter beurze verhandelde aandelen in voldoende gespreide portefeuilles mag gebruik worden gemaakt van een LGD van 65 %. Voor deze doeleinden is M gelijk aan 5 jaar.

1.3.3. Interne-modellenbenadering

25. De risicogewogen post is het potentiële verlies op de posities in aandelen van de kredietinstelling dat is bepaald aan de hand van interne VAR(value-at-risk)-modellen met een eenzijdig betrouwbaarheidsinterval van 99 % van het verschil tussen driemaandelijkse rendementen en een passend risicovrij percentage berekend over een lange steekproefperiode, vermenigvuldigd met 12,5. Op het niveau van de individuele vordering mag de risicogewogen post niet minder zijn dan de som van de bij de PD/LGD-benadering vereiste minimale risicogewogen post en de overeenkomstige verwachte verliespost vermenigvuldigd met 12,5, en berekend op basis van de in deel 2, punt 24, letter a) genoemde PD-waarde en de bijbehorende, in deel 2, punten 25 en 26 genoemde LGD-waarden.

26. Kredietinstellingen kunnen met een niet-volgestorte kredietprotectie voor een positie in aandelen rekening houden.

1.4. Risicogewogen posten voor andere activa die geen kredietverplichting zijn

27. De risicogewogen posten worden berekend volgens de onderstaande formule:

Risicogewogen post = 100 % * waarde van de post,

behalve wanneer het gaat om een restwaarde, in welk geval de post elk jaar moet worden vastgesteld en als volgt wordt berekend:

1/t * 100 % * waarde van de post;

t is het aantal jaren van de duur van de lease-overeenkomst.

2. BEREKENING VAN RISICOGEWOGEN POSTEN VOOR HET VERWATERINGSRISICO VAN GEKOCHTE KORTLOPENDE VORDERINGEN

28. Risicogewichten voor het verwateringsrisico van gekochte kortlopende vorderingen op ondernemingen en vorderingen op particulieren en kleine partijen:

De risicogewogen posten worden berekend volgens de formules in punt 3. De inputparameters PD en LGD worden bepaald op de in deel 2 beschreven wijze, de waarde van de post wordt vastgesteld op de in deel 3 beschreven wijze en M is gelijk aan 1 jaar. Indien kredietinstellingen ten behoeve van de bevoegde autoriteiten naar behoren kunnen aantonen dat het verwateringsrisico te verwaarlozen is, behoeft er geen rekening mee te worden gehouden.

3. BEREKENING VAN VERWACHTE VERLIESPOSTEN

29. Tenzij anders is aangegeven, worden de inputparameters PD en LGD bepaald op de in deel 2 beschreven wijze en de waarde van de post op de in deel 3 beschreven wijze.

30. De verwachte verliesposten voor vorderingen op ondernemingen, instellingen en centrale overheden en centrale banken, alsook voor vorderingen op particulieren en kleine partijen worden berekend volgens de onderstaande formules:

Verwacht verlies (Expected loss - EL) = PD × LGD

Verwachte verliespost = EL × waarde van de post

Wanneer kredietinstellingen bij vorderingen met een betalingsachterstand (PD =1) gebruik maken van eigen LGD-ramingen, wordt EL opgevat als EL_{BE}, de beste raming van het verwachte verlies voor de vordering met een betalingsachterstand waarover de kredietinstelling overeenkomstig deel 4, punt 80, beschikt.

Voor vorderingen die worden behandeld op de in deel 1, punt 4, beschreven wijze, is EL gelijk aan 0.

31. De EL-waarden voor vorderingen uit hoofde van gespecialiseerde kredietverlening waarbij kredietinstellingen gebruik maken van de in punt 6 beschreven methode voor de toekenning van risicogewichten, worden toegewezen conform tabel 2.

Tabel 2

Resterende looptijd	categorie 1	categorie 2	categorie 3	categorie 4	categorie 5
Minder dan 2,5 jaar	0 %	0,4 %	2,8 %	8 %	50 %
Ten minste 2,5 jaar	0,4 %	0,8 %	2,8 %	8 %	50 %

Wanneer de bevoegde autoriteiten een kredietinstelling hebben toegestaan aan alle vorderingen van categorie 1 een preferentieel risicogewicht van 50 % en aan alle vorderingen van categorie 2 een risicogewicht van 70 % toe te kennen, dan bedraagt de EL-waarde voor vorderingen van categorie 1 0 % en die voor vorderingen van categorie 2 0,4 %.

32. De verwachte verliesposten voor posities in aandelen waarbij de risicogewogen posten worden berekend volgens de in de punten 19 tot en met 21 beschreven methoden, worden berekend volgens de onderstaande formule:

Verwachte verliespost = EL × waarde van de post

Daarbij gelden de volgende EL-waarden:

Verwacht verlies (EL) = 0,8 % voor posities in niet ter beurze verhandelde aandelen in voldoende gespreide portefeuilles

Verwacht verlies (EL) = 0,8 % voor posities in ter beurze verhandelde aandelen

Verwacht verlies (EL) = 2,4 % voor alle overige posities in aandelen

33. De verwachte verliesposten voor posities in aandelen waarbij de risicogewogen posten worden berekend volgens de in de punten 22 tot en met 24 beschreven methoden, worden berekend volgens de onderstaande formules:

Verwacht verlies (EL) = PD × LGD, en

Verwachte verliespost = EL × waarde van de post

34. De verwachte verliesposten voor posities in aandelen waarbij de risicogewogen posten worden berekend volgens de in de punten 25 en 26 beschreven methoden, zijn gelijk aan 0 %.

35. De verwachte verliesposten voor het verwateringsrisico van gekochte kortlopende vorderingen worden berekend volgens de onderstaande formules:

Verwacht verlies (EL) = PD × LGD, en

Verwachte verliespost = EL × waarde van de post

4. BEHANDELING VAN VERWACHTE VERLIESPOSTEN

36. De overeenkomstig de punten 30, 31 en 35 berekende verwachte verliesposten worden in mindering gebracht op de som van de met deze posten samenhangende waardeaanpassingen en voorzieningen. Het conform deel 3, punt 1, bepaalde disagio op op de balans opgenomen vorderingen die gekocht zijn in staat van wanbetaling wordt op dezelfde wijze behandeld als waardeaanpassingen. Verwachte verliesposten voor gesecuritiseerde vorderingen en met deze vorderingen samenhangende waardeaanpassingen en vorderingen worden niet in deze berekening meegenomen.

wettelijke of bestuursrechtelijke voorschriften inzake het toezicht op of de uitoefening van de werkzaamheden overtreden, sancties kunnen uitspreken dan wel maatregelen treffen die beogen een eind te maken aan de geconstateerde overtredingen of de oorzaken daarvan weg te nemen.

Artikel 55

De lidstaten bepalen dat tegen besluiten die jegens een kredietinstelling worden genomen uit hoofde van de wettelijke en bestuursrechtelijke bepalingen die overeenkomstig deze richtlijn zijn vastgesteld, beroep bij de rechter mogelijk is; dit geldt eveneens voor het geval er binnen zes maanden na indiening geen beslissing is genomen aangaande een vergunningaanvraag die alle krachtens de geldende bepalingen vereiste gegevens bevat.

HOOFDSTUK 2

Technische instrumenten voor bedrijfseconomisch toezicht

Afdeling 1

Eigen vermogen

Artikel 56

Indien een lidstaat door wettelijk of bestuursrechtelijk optreden, ter uitvoering van de communautaire wetgeving inzake bedrijfseconomisch toezicht op actieve kredietinstellingen, een bepaling vaststelt waarin de term „eigen vermogen" wordt gebruikt of wordt gerefereerd aan dat begrip, ziet hij erop toe dat deze term of dit begrip in overeenstemming is met de definitie in de artikelen 57 tot en met 61 en 63 tot en met 66.

Artikel 57

Onverminderd de in artikel 66 vastgestelde limieten bestaat het niet-geconsolideerde eigen vermogen van kredietinstellingen uit de hierna genoemde bestanddelen:

a) gestort kapitaal in de zin van artikel 22 van Richtlijn 86/635/EEG plus agiorekening, maar zonder de cumulatief preferente aandelen;

b) reserves in de zin van artikel 23 van Richtlijn 86/635/EEG en de resultaten van het voorgaande jaar die zijn overgedragen door bestemming van het definitieve resultaat;

c) de fondsen voor algemene bankrisico's in de zin van artikel 38 van Richtlijn 86/635/EEG;

d) herwaarderingsreserves in de zin van artikel 33 van Richtlijn 78/660/EEG;

e) waardecorrecties in de zin van artikel 37, lid 2, van Richtlijn 86/635/EEG;

f) andere bestanddelen in de zin van artikel 63;

g) de in artikel 64, lid 1, bedoelde aansprakelijkheidsverplichtingen van leden van kredietinstellingen met de rechtsvorm van coöperatieve verenigingen en de hoofdelijke verplichtingen van de leningnemers van bepaalde, in de vorm van een fonds georganiseerde instellingen; en

h) cumulatief preferente aandelen met een vaste looptijd alsmede achtergestelde leningen in de zin van artikel 64, lid 3.

Zoals bepaald in artikel 66 worden de volgende bestanddelen afgetrokken:

i) het bezit aan eigen aandelen van de kredietinstelling, tegen boekwaarde;

j) immateriële activa in de zin van artikel 4 („Activa"), punt 9, van Richtlijn 86/635/EEG;

k) negatieve resultaten van enige betekenis van het lopende boekjaar;

l) deelnemingen in andere kredietinstellingen en in financiële instellingen ten belope van meer dan 10 % van het kapitaal van die instellingen;

m) achtergestelde schuldvorderingen en de in artikel 63 en artikel 64, lid 3, bedoelde, in het bezit van de kredietinstelling zijnde schuldtitels uitgegeven door kredietinstellingen en financiële instellingen waarin zij voor meer dan 10 % van hun kapitaal deelneemt;

n) deelnemingen in andere kredietinstellingen en andere financiële instellingen ten belope van 10 % of minder van het kapitaal van die instellingen, alsook achtergestelde schuldvorderingen en de in artikel 63 en artikel 64, lid 3, bedoelde, in het bezit van de kredietinstelling zijnde schuldtitels, uitgegeven door andere dan de onder l) en m) bedoelde kredietinstellingen en andere financiële instellingen, voor het bedrag van het totaal van deze deelnemingen, achtergestelde schuldvorderingen en schuldtitels dat 10 % van het eigen vermogen van de kredietinstelling, berekend vóór de aftrek van de bestanddelen genoemd onder l) tot en met p) te boven gaat;

o) deelnemingen in de zin van artikel 4, punt 10, die een kredietinstelling houdt in:

   i) verzekeringsondernemingen in de zin van artikel 6 van Richtlijn 73/239/EEG ([1]), artikel 4 van Richtlijn 2002/83/EG ([2]) of artikel 1, onder b), van Richtlijn 98/78/EG ([3]);

([1]) Eerste Richtlijn 73/239/EEG van de Raad van 24 juli 1973 tot coördinatie van de wettelijke en bestuursrechtelijke bepalingen betreffende de toegang tot het directe verzekeringsbedrijf, met uitzondering van de levensverzekeringsbranche, en de uitoefening daarvan (PB L 228 van 16.8.1973, blz. 3). Richtlijn laatstelijk gewijzigd bij Richtlijn 2005/1/EG.

([2]) Richtlijn 2002/83/EG van het Europees Parlement en de Raad van 5 november 2002 betreffende levensverzekering (PB L 345, van 19.12.2002, blz. 1). Richtlijn laatstelijk gewijzigd bij Richtlijn 2005/1/EG.

([3]) Richtlijn 98/78/EG van het Europees Parlement en de Raad van 27 oktober 1998 betreffende het aanvullend toezicht op verzekeringsondernemingen in een verzekeringsgroep (PB L 330 van 5.12.1998, blz. 1). Richtlijn laatstelijk gewijzigd bij Richtlijn 2005/1/EG.

END